Exhibit 99.1

Aurinia Completes Enrollment of AURORA, its Phase 3 Clinical Trial for the Treatment of Lupus Nephritis

-Target enrollment has been exceeded and completed ahead of schedule

-Company anticipates primary data analysis in Q4 2019

VICTORIA, British Columbia--(BUSINESS WIRE)--September 25, 2018--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH/TSX:AUP), a clinical stage biopharmaceutical company focused on the global immunology market, today announced that it has completed enrollment for the AURORA Phase 3 trial ahead of schedule. The target enrollment of 324 patients was surpassed due to high patient demand with 358 lupus nephritis (LN) patients randomized in sites across 27 countries.

“We are elated by the significant interest this trial has garnered around the globe, which reinforces the need for new treatment options for patients living with lupus nephritis,” said Richard M. Glickman, Aurinia’s Chairman and Chief Executive Officer. “I continue to be impressed by the level of dedication exhibited by our team to execute this trial with great diligence and expediency.”

The AURORA clinical trial is a global, double-blind, placebo-controlled study to evaluate whether voclosporin when added to background therapy of mycophenolate mofetil (MMF)/CellCept® can increase speed of and overall renal response rates in the presence of low dose steroids. The primary endpoint for the study is complete renal response at 52 weeks, after which patients can choose to enroll into a 104-week blinded extension study.

“We would like to thank our trial patients, physicians, trial site staff, and advocacy groups for their extraordinary efforts which has led to this result,” said Neil Solomons, M.D., Aurinia’s Chief Medical Officer. “We look forward to sharing the results of the trial in late Q4 2019 and to completing our NDA submission in Q2 2020.”

About Aurinia

Aurinia Pharmaceuticals is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the potential treatment of lupus nephritis, focal segmental glomerulosclerosis, and dry eye syndrome. The company is headquartered in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class CNI with clinical data in over 2,400 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses, and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension.

About Lupus Nephritis (LN)

LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (“ESRD”), thus making LN a serious and potentially life-threatening condition.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include, but are not limited to statements or information with respect to: AURORA having data in Q4 2019 , completing NDA submissions in a successful and timely manner, voclosporin being potentially a best-in-class CNI with robust intellectual property exclusivity. It is possible that such results or conclusions may change based on further analyses of these data Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN program; that another company will not create a substantial competitive product for Aurinia’s LN business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend its patents on terms acceptable to Aurinia; and the size of the LN market. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

CONTACT:
Aurinia Pharmaceuticals
Investor Contact:
Celia Economides
VP, Corporate & Public Affairs
ceconomides@auriniapharma.com
or
Media Contact:
Christopher Hippolyte, 212-364-0458
Christopher.Hippolyte@syneoshealth.com